

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2011

<u>**Via Facsimile 212.310.8007 and U.S. Mail**</u>

Michael Aiello, Esq.
Weil Gotshal & Manges, LLP
757 Fifth Avenue
New York, NY
10153

>   **Re: Cedar Fair, L.P.**
>   **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 12, 2011**
>   **File No. 001-09444**

Dear Mr. Aiello:

   We have conducted a limited review of the filing listed above and have the
following comment.

General

   1. You disclose that "[n]one of the items on the agenda at the Special Meeting are
       considered routine under the rules of the New York Stock Exchange and that
       consequently, brokers will not be permitted to exercise discretionary voting
       authority. Given the type of solicitation being undertaken by the company as
       supported by Q Fund, it is our understanding that brokers may exercise their
       discretionary authority and vote with respect to Proposals 1 & 2. Please provide
       support for your assertion, or revise your disclosure as necessary.

Closing Comments

   As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions